Deloitte.

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

August 15, 2007

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia St.
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4

Autorité des marchés financiers
800, square Victoria, 22e étage
C.P. 246, tour de la Bourse
Montréal (Québec) H4Z 1G3

Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario M5H 3S8

Dear Sirs:

Subject: Platinum Group Metals Ltd. – Change of Auditor

We confirm that we have reviewed the notice of change of auditor dated August 9, 2007 prepared by the Company and forwarded to us in accordance with National Instrument 51-102 and, based upon the information known to us at this time, we agree with the information contained therein.

Our understanding is that the notice will read as follows:

Platinum Group Metals
Change of Auditor Notice
Pursuant to National Instrument 51-102, Section 4.11

I. Former Auditor

a) On August 7, 2007, Deloitte & Touch LLP resigned as the auditor of Platinum Group Metals Ltd. (the "Company"), at the request of the Company.

b) The auditor's reports of Deloitte & Touche LLP on the financial statements of the Company for the two years ended August 31, 2006 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

c) In connection with the audit for the two years ended August 31, 2006 and through to August 7, 2007, there have been no reportable events, as defined in the National Instrument.

II. Sucessor Auditor

The Company appointed PricewaterhouseCoopers LLP as its new auditor as of August 7, 2007. The Audit Committee considered and approved the appointment.

Yours truly,

Deloitte & Touche LLP.

Chartered Accountants